Exhibit 11.1
DIRECTOR, OFFICER AND EMPLOYEE
CODE OF BUSINESS CONDUCT
AND ETHICS
OF
WEX PHARMACEUTICALS INC.

As Adopted by the Board of
Directors on April 28, 2006

DIRECTOR, OFFICER AND EMPLOYEE CODE
OF BUSINESS CONDUCT AND ETHICS
WEX PHARMACEUTICALS INC.
(the “Company”)
1. Preamble
This code of conduct (“Code”) provides general guidance on the conduct expected of directors, officers and employees of the Company. Each director, officer and employee is expected to be familiar with and to adhere to the provisions of this Code. Each director, officer and employee must also recognize that this Code simply provides general guidance and is not a substitute for good judgement. Generally, this Code is designed to promote the following:
•	awareness of areas of ethical risk;

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	a culture of honesty and accountability;

•	full, fair, accurate, timely, understandable and complete disclosure in reports and documents that the Company files or submits to regulators and in other public communications made by the Company;

•	compliance with applicable governmental laws, rules, regulations and Company policies; and

•	the prompt internal reporting to an appropriate person of violations of the Code.
2. Compliance with Law
The Company expects all directors, officers and employees to comply with all applicable laws, rules and regulations and to be able to recognize potential liabilities, seeking legal advice where appropriate.
In particular, all directors, officers and employees shall comply with laws, rules and regulations prohibiting insider trading. Insider trading is both unethical and illegal and will be dealt with decisively.
The Company expects all directors, officers and employees to comply with this Code and all other Company policies.
Directors, officers and employees must not only comply with the requirements of applicable laws, rules, regulations, policies and this Code, they must ensure that their actions do not give the appearance of violating this Code or indicate a casual attitude towards compliance with laws, rules, regulations, policies and this Code.

If there are any doubts as to whether a course of action is proper or about the application or interpretation of any legal requirement, directors, officers and employees should discuss it with the employee’s supervisor or manager, the Chief Executive Officer (the “CEO”) or a member of the Company’s Audit Committee.
3. Disclosure of Information
It is the Company’s policy to make full, fair, accurate, timely, understandable and complete disclosure of material information concerning the activities of the Company.
Except as required by law, the Company will not disclose confidential information, which includes all non-public information that might be of use to competitors or harmful to the Company or its customers, if disclosed. Confidential information is not to be disclosed by any director, officer or employee unless such disclosure is properly authorized or legally mandated. Questions regarding the appropriateness of disclosing particular information should be discussed with the CEO.
4. Accounting Records and Practices
The Company’s books and records will reflect, in an accurate and timely manner, all Company transactions. In particular, all funds and assets will be properly recorded.
5. Prohibited Payments
Directors, officers and employees are prohibited from paying or accepting any bribe, kickback or any other unlawful payment or benefit to secure any concession, contract or any other favourable treatment. Directors, officers and employees will report any such attempted actions to the CEO or any member of the Audit Committee.
6. Fair Dealing
Each director, officer and employee shall endeavour to deal fairly with the Company’s customers, suppliers, competitors and employees. No director, officer or employee is permitted to take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.
7. Conflicts of Interest
A conflict of interest occurs when an individual’s private interest interferes in any way — or even appears to interfere — with the interests of the Company as a whole. A conflict situation can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, such persons are of special concern.

Conflicts of interest are prohibited. Every director, officer and employee must avoid any conflict of interest. Every director, officer and employee shall disclose all circumstances that constitute an actual or apparent conflict of interest. Disclosure shall be made, in the case of directors and officers, to the board of directors, and in the case of employees, to the CEO. When in doubt about whether a conflict of interest exists, directors, officers and employees should discuss the issue with the employee’s supervisor or manager or the CEO.
Directors, officers or employees who find themselves in a conflict of interest must abstain from voting or taking any other action that may impact the outcome of the activity or business transaction in question. Full disclosure enables directors, officers and employees to resolve unclear situations and gives an opportunity to dispose of or appropriately address conflicts of interest before any difficulty arises. However, if the board of directors determines that a potential conflict cannot be cured, the individual will resign from the board, if a director, or from their position with the Company, if an officer or employee.
Where necessary, an employee, officer or director may refer an individual situation to the employee’s supervisor or manager or the CEO, who may recommend actions needed to eliminate or address a conflict of interest.
8. Corporate Opportunities
Directors, officers and employees are prohibited from: (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information of position for personal gain; and (c) competing with the Company. Directors, officers and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.
9. Use of Company Property
The Company’s assets must not be misappropriated for personal use by directors, officers or employees.
Directors, officers and employees shall protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets should be used for legitimate business purposes.
10. Safety and Environmental Protection
Safety and environmental protection are fundamental values of the Company and every director, officer and employee has a role in ensuring the Company’s operations comply with safety and environmental legislation and standards.
Each director, officer and employee is responsible for taking all prudent precautions in every activity to ensure both personal safety and the safety of others.
11. Fundamental Rights
The Company is committed to providing all employees a workplace that respects their basic human rights. Each director, officer and employee at the Company has the right to work in an environment that is free from discrimination and harassment, including sexual harassment. Every director, officer and employee is responsible for taking all reasonable precautions not to demonstrate behaviour that can be reasonably construed as discrimination or harassment.

The Company will take every incident of harassment or discrimination very seriously and any director, officer or employee that is found to have engaged in conduct constituting discrimination or harassment will be disciplined and, in appropriate circumstances, dismissed or removed from office.
The Company encourages reporting of all incidents of discrimination and harassment. Every employee has the right to pursue a complaint without reprisal, retaliation or threat of either, for doing so.
12. Responsibility
Each director, officer and employee must be familiar with and adhere to the provisions of this Code and to the standards set out in the applicable policies of the Company.
Failure to adhere to this Code may lead to disciplinary action, including dismissal or removal from office in appropriate circumstances.
13. Where to Seek Clarification
Directors and officers should refer questions relating to this Code or its application to a particular situation to the CEO or any member of the Audit Committee.
Employees should refer questions relating to this Code or its application to a particular situation to the employee’s supervisor or manager. If the issue is one which the employee feels unable to discuss with the employee’s supervisor or manager, the matter should be discussed with the CEO or any member of the Audit Committee.
All disclosure to an employee’s supervisor or manager, the CEO or any member of the audit committee shall be kept strictly confidential unless, in the sole opinion of such person, the matter disclosed constitutes an actual or potential threat of serious harm to the Company, to another director, officer or employee of the Company or to the general public.
14. Reporting Breaches of this Code
Directors and officers are required to report breaches of this Code, including violations of laws, rules, regulations or Company policies, to the CEO or any member of the Audit Committee.
Employees are required to report breaches of this Code, including violations of laws, rules, regulations or Company policies, to a supervisor or manager or, if they are not comfortable reporting a violation to such person, to the CEO or any member of the Audit Committee.
15. Waivers from Code
In extraordinary circumstances and where it is clearly in the Company’s best interest to do so, the Company may waive compliance with a requirement under this Code for a director, officer or employee. Conditions may be attached to this waiver.

The director, officer or employee to whom a waiver is granted accepts that public disclosure of the granting of any such waiver may be required by applicable securities laws, regulations, policies or guidelines (including those of a stock exchange on which the Company’s stock may be listed).